Grupa Hotelowa

08004513

Warsaw, 2008-08-01

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC Mail Processing
Section

AUG 13 2008

Washington, DC
110

OSA/AH/115/2008

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No.22/2008.

Best regards

Ireneusz Węgłowski

Vice-President

PROCESSED
AUG 29 2008
THOMSON REUTERS

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

dlw 8/28

Current report no 22/2008
2008-07-29

Subject: Rating (update) for „ORBIS" S.A.

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, acting on the basis of § 5 section 1 point 26 of the Regulation of the Finance Minister dated October 19, 2005, concerning current and periodical information submitted by securities issuers, hereby conveys the content of the information concerning award (update) of rating for "Orbis" S.A.:

Fitch affirmed the national rating of Orbis at BBB+(pol) with a stable outlook

Fitch Ratings-/Warsaw/ London / Paris-29 July 2008: Fitch Ratings has affirmed the Polish hotel company Orbis S.A. ("Orbis") national long-term rating at "BBB+(pol)" with a stable outlook.

The rating reflects Orbis' prudent financial policy and strong position in the local hotel market balanced against its lack of geographical diversification, moderate size compared to its peers in the industry and sizeable capital expenditure program for 2007-2011. The rating also considers the strong business relationship between Orbis and its strategic partner, a French company Accor SA (international rating at 'BBB'/Stable Outlook), but does not factor in any direct financial support from Accor.

Orbis intends to maintain its prudent financial policy - low financial leverage and moderate dividend - as it undertakes its PLN 1.4 bn capex program. Fitch notes that the decrease in lease-adjusted leverage (leverage taking into account the lease to EBITDAR level) to 1.1x at the end of 2007 from 1.5 at the end of 2006 was temporary, due to a delay in the implementation of its investment program. The agency expects Orbis' lease-adjusted leverage to return to around 1.7x at the end of 2007 and to remain so till 2010. The stable outlook reflects Fitch's expectations that this increase in debt related to the company's major capex program will be compensated for by higher EBITDA generation from an enlarged hotel portfolio and a more solid business profile.

The implementation of the investment program was slowed in 2007 by delays in gaining building permits, but is projected to accelerate in 2008. As the capex program is expected to be 24%-funded by external debt and as the availability of its syndicated banking facility expires by end-2008, Fitch assumes Orbis will raise additional debt in 2009-2011, although the increase in leverage will not be substantial. The remaining portion of cash outlays are expected to be funded from operating cash flows (projected at 47% of capex) and the disposal of assets (29%). Fitch notes that Orbis asset disposals in 2007 generated considerable proceeds of PLN 132.7 m, contributing to fund the investment program.

Orbis had sufficient liquidity position at end-March 2008, comprising PLN 48 m cash against PLN 78 m short-term debt maturities. In addition, the group has unused credit facilities (PLN 145 m available at end-May 2008), which may be used to co-fund the capex program. The group also has sizeable assets, which could be divested.

In 2007, Orbis managed to maintain its profitability (measured as EBITDAR margin) and operating cash flows (measured as funds from operations) at the 2006 levels of 21.6% and PLN 186 m, respectively. This was due to a strong performance in its hotel business, which extended into the first quarter of 2008. A weaker performance in its travel agency and transport divisions in Q1 2008 prompted restructuring measures. This restructuring process, together with potential gradual divestment of these businesses, is reflected in the rating.

Fitch notes that Orbis is gradually shifting its focus to economy hotels (22% of hotel portfolio at the end of 2007 against 19% at the end of 2006). This strategy should improve the group's business profile and allow it to capitalize on an expected increase in demand for economy hotel services in Poland.

Contact:

Jacek Kawalczewski, Warsaw, Tel: +48 22 338 62 91

Johnny DaSilva, Paris, +33 1 44 29 91 36

Arkadiusz Wicik, +48 22 338 62 86.

Additional note: Fitch's National ratings provide a relative measure of creditworthiness for rated entities in countries with relatively low international sovereign ratings and where there is demand for such ratings. The best risk within a country is rated 'AAA' and other credits are rated only relative to this risk. National ratings are designed for use mainly by local investors in local markets and are signified by the addition of an identifier for the country concerned, such as 'AAA(pol)' for National ratings in Poland. Specific letter grades are not therefore internationally comparable.

Fitch's rating definitions and the terms of use of such ratings are available on the agency's public site, www.fitchratings.com.

Warsaw, 2008-08-01

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

OSA/AH/116/2008

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report's No.23, 24/2008.

Best regards

Ireneusz Węglowski

Vice-President

Current report no. 23/2008
July 30, 2008

Subject: significant blocks of shares

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that it has received today a notification from BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A, with the wording as in the attached file.

Fundusze Inwestycyjne Arka

BZ WBK AIB
Towarzystwo Funduszy Inwestycyjnych S.A.

pl. Wolności 16, 61-739 Poznań
tel.: + 48 61 866 73 22
fax: + 48 61 856 73 21

Business secret of the financial market

L.Dz. BZ WBK AIB TFI S.A. /PF 66/08

Poznań, July 28, 2008

Mr. Jean-Philippe Savoye
President of the Management Board
Orbis Spółka Akcyjna S.A.
ul. Bracka 16
00-028 Warszawa

Dear Mr. President,

Acting by virtue of Article 69 section 1 point 1 in connection with Article 87 section 1 point 2 letter a) of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." No. 184, item 1539), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna acting for and on behalf of Arka BZ WBK Akcji Funduszu Inwestycyjnego Otwartego (hereinafter referred to as the „Fund"), hereby informs that as a result of acquisitions of shares, cleared on July 25, 2008, the Fund has become a holder of a number of shares representing more than 5% of the total number of votes at the general meeting of shareholders of the public company Orbis S.A.

Before the shareholding referred to above was increased, on the Fund's account there had been 2 302 826 company shares, accounting for 4.998% of the share capital. These shares carried 2 302 826 votes at the general meeting of shareholders, which accounted for 4.998% share in the total number of votes at the general meeting of the company Orbis S.A.

As of July 25, 2008, a total of 2 319 222 shares, accounting for 5.033% of the share capital, were deposited on securities accounts of the Fund. These shares carried 2 319 222 votes, which accounted for 5.033% of the total number of votes at the general meeting of the company Orbis S.A.

Furthermore, Towarzystwo informs that, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May 27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subsequently amended), it has commissioned the management of the Fund's investment portfolio to the company BZ WBK AIB Asset Management S.A. with its registered seat in Poznań. Therefore, BZ WBK AIB Asset Management S.A. is also obligated to notify acquisitions of shares referred to herein.

Best regards

Monika Michalkiewicz
Company's Representative

Current report no. 24/2008
July 30, 2008

Subject: significant blocks of shares

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that it has received today a notification from BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A, with the wording as in the attached file.

Fundusze Inwestycyjne Arka

BZ WBK AIB
Towarzystwo Funduszy Inwestycyjnych S.A.

pl. Wolności 16, 61-739 Poznań
tel.: + 48 61 866 73 22
fax: + 48 61 856 73 21

Business secret of the financial market

L.Dz. BZ WBK AIB TFI S.A. /PF 67/08

Poznań, July 28, 2008

Mr. Jean-Philippe Savoye
President of the Management Board
Orbis Spółka Akcyjna S.A.
ul. Bracka 16
00-028 Warszawa

Dear Mr. President,

Acting by virtue of Article 69 section 1 point 1 in connection with Article 87 section 1 point 2 letter a) of the Act dated July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading and Public Companies (Official Journal „Dz.U." No. 184, item 1539), BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna acting for and on behalf of Arka BZ WBK Zrównoważony Funduszu Inwestycyjnego Otwartego (hereinafter referred to as the „Fund"), hereby informs that as a result of acquisitions of shares, cleared on July 25, 2008, the Fund has become a holder of a number of shares representing more than 5% of the total number of votes at the general meeting of shareholders of the public company Orbis S.A.

Before the shareholding referred to above was increased, on the Fund's account there had been 2 298 234 company shares, accounting for 4.998% of the share capital. These shares carried 2 298 234 votes at the general meeting of shareholders, which accounted for 4.998% share in the total number of votes at the general meeting of the company Orbis S.A.

As of July 25, 2008, a total of 2 322 338 shares, accounting for 5.040% of the share capital, were deposited on securities accounts of the Fund. These shares carried 2 322 338 votes, which accounted for 5.040% of the total number of votes at the general meeting of the company Orbis S.A.

Furthermore, Towarzystwo informs that, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May 27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subsequently amended), it has commissioned the management of the Fund's investment portfolio to the company BZ WBK AIB Asset Management S.A. with its registered seat in Poznań. Therefore, BZ WBK AIB Asset Management S.A. is also obligated to notify acquisitions of shares referred to herein.

Best regards

Monika Michalkiewicz
Company's Representative

END